Mail Stop 4561

April 29, 2009

Mr. Douglas J. Shaw
President and Chief Executive Officer and Director
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, MA 01801

>   Re: **Monotype Imaging Holdings Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 13, 2009**
>   **File No. 001-33612**

Dear Mr. Shaw:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Our Customers, page 6

1.   We note your risk factor disclosure on page 11 that if HP or Adobe discontinued their use of your text imaging solutions in their products the market acceptance of your technologies by other consumer electronics device manufactures could be materially and adversely affected. Please tell us your estimate of the extent to

which your revenues are dependant upon the use of your products by HP and
Adobe, and also discuss the extent to which you considered including quantitative
information in the risk factor or elsewhere regarding the scope of this risk.

Item 1A. Risk Factors

Risks Related to Our Business

"The market for text imaging solutions for laser printers is a mature market growing at a
slower rate…," page 13

2.   We note your disclosure regarding the relatively slow growth rate of the laser
        printer market. We further note your disclosures that your revenue growth over
        the prior three fiscal years has been due, in part, to the growth in sales of laser
        printers incorporating your text imaging solutions. Please tell us whether you
        considered quantifying the percentage of your revenues derived from sales of
        your products to laser printer manufactures during the prior three fiscal years so
        that investors may have a better understanding of the effect that a decline in laser
        printer sales will have on your operations. We also note your disclosure in
        Management's Discussion and Analysis on page 30 that you "derive a majority of
        your revenue from a limited number of customers, in particular manufacturers of
        laser printers and mobile phones." Please tell us whether you considered
        providing disclosure containing language regarding your relationship with mobile
        phone manufacturers similar to your disclosure regarding your relationship with
        laser printer manufacturers.

Results of Operations

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

Revenue, page 38

3.   You state that the increase in royalty revenues and license revenues of your OEM
        marketing segment was due to an increase in your display imaging, driver and
        printer imaging and an increase display imaging, respectively. In your response,
        please provide more descriptive and informative information about the
        developments in the OEM customer markets that contributed to/resulted in
        fluctuations in your revenues, so as to provide investors with a better
        understanding of what is taking place in the market for OEM products. See Item
        303(a)(3)(iii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 60

4.   We note that you have recorded excess tax benefits from stock-based compensation as a cash inflow from financing activities in fiscal years 2008 and 2007. Please tell us your consideration for paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, the realized tax benefit related to the excess of the deductible amount over the compensation cost recognized should be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. Please advise or revise future filings as appropriate.

Notes to Consolidated Financial Statements

18. Supplementary Financial Data (Unaudited), page 92

5.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K, which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Item 9A. Controls and Procedures, page 92

6.   We note your statement that "[a]ll internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation." When you provide language referring to the limitations of your internal control systems or your conclusion as to their effectiveness, you should also state clearly, if true, that your disclosure controls and procedures are *designed* to provide a reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm.

Item 11. Executive Compensation, page 96

Incorporated by Reference from Definitive Proxy Statement filed on April 6, 2009

Executive and Director Compensation, page 18

Compensation Discussion and Analysis, page 18

"What information do we review when determining executive compensation?", page 19

7.   You state that you benchmarked the total compensation of your executive officers
        in fiscal year 2008 to a peer group of software companies and companies in the
        digital media industry and in fiscal year 2009 to a peer group of public companies
        in the digital media industry. Please tell us the extent to which you considered the
        comparative performance of these technology companies, and, if you did, how
        your performance compares to theirs. In addition, please confirm in your
        response that you will provide such information in future filings when applicable.

"What were the results of the decisions made with respect to executive compensation for
2008?", page 24

8.   We note from your Summary Compensation Table that your chief executive
        officer and president, Mr. Douglas J. Shaw received cash incentive compensation
        payments of $121,500 for 2008. We further note your disclosure on page 25
        discussing the personal performance objectives and overall performance of your
        executive officers which were taken into account by your compensation
        committee and Mr. Shaw in determining the amounts of those payments. Please
        tell us the conclusion reached by the committee regarding the personal
        performance objectives and overall performance of Mr. Shaw in its determination
        of his fiscal year 2008 cash incentive compensation payments. See Item
        402(b)(2)(vii) of Regulation S-K.

"What decisions did we make with respect to executive compensation for 2009?", page
25

9.   You state on page 26 that your "compensation committee also has the discretion
        to pay amounts not allocated under other Company incentive compensation plans
        to [your] executive officers." It appears you should provide more specific
        guidance about circumstances in which your compensation committee may or
        would exercise its discretion to make these payments and what factors will it
        consider. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table—Fiscal Years 2006, 2007 and 2008, page 27

10.   We note your disclosure in footnote 8 to your Summary Compensation Table that "All Other Compensation" to your named executive officers includes compensation derived from their participation in your Profit Sharing Program. We further note your disclosure on page 30 that pursuant to certain employment agreements, your named executive officers are entitled to participate in all profit sharing programs. To the extent that participation in your Profit Sharing Program is limited to your executive officers, or another narrow group of your employees, please include a discussion of the material terms of such program in your compensation discussion and analysis. See Item 402(b)(2) of Regulation S-K.

11.   We note that you have included the amounts for the signing bonuses paid to Mr. Landers and Mr. Braverman, and the transaction bonus paid to Mr. Seguin, in the "All Other Compensation" column of your Summary Compensation Table. Please note that the "all other compensation" column of the summary compensation table should include only compensation that you could not properly report in any other column of the table. See Item 402(c)(2)(ix) of Regulation S-K. As you refer to above-referenced payments to Mr. Landers, Mr. Braverman and Mr. Seguin as "bonuses", please tell us why these amounts were not included in column (d) – "Bonus" – to your Summary Compensation Table pursuant to Item 402(c)(2)(iv) of Regulation S-K. In addition, please consider including a description of the basis for the transaction bonus paid to Mr. Seguin as well as your use of signing bonus awards as a compensatory mechanism.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

12.   Please revise to properly evidence the signature of the independent public accounting firm that issued its consent to the incorporation by reference of this Form 10-K in the registration statement on Form S-8 pertaining to your 2004 Stock Option and Grant Plan and the 2007 Stock Option and Incentive Plan of Monotype Imaging Holdings Inc. Please refer to Rule 302 of Regulation S-T.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief